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                                                    For Release: July 15, 1997
                                                         CONTACT: GINGER SMITH
                                                                (704) 329-4018

                       COMPASS GROUP EXTENDS DAKA TENDER OFFER
                           AND SETS PROPOSED CLOSING DATE

        July 15, 1997 (Charlotte, NC)...Compass Group PLC announced today that Compass Holdings, Inc., a wholly owned subsidiary of Compass Group, is extending its offer to purchase all outstanding shares of common stock of DAKA International, Inc. (NASDAQ NMS:DKAI) for $7.50 per share in cash until 5:00 p.m., New York City time, on Tuesday, July 15, 1997. The terms of the extended offer are identical to the terms of the original offer announced on May 29, 1997.

        Compass Group also noted that DAKA International has announced that the record date for the distribution of shares of Unique Casual Restaurants, Inc. ("UCRI"), a recently formed corporation that will operate the restaurant business of DAKA International will remain July 11, 1997. As previously announced, immediately prior to the consummation of Compass Holdings' tender offer, one share of common stock of UCRI is to be distributed for each DAKA International share.

        Compass Group currently expects that the tender offer will not be extended beyond July 15, 1997, although it is possible that another extension could occur if all of the conditions of the offer are not then satisfied. If all of the conditions of the offer are satisfied when the offer period expires on July 15, 1997, Compass Group expects that The Bank of New York, the Depositary for the offer, will begin making payment on Thursday, July 17, 1997 for all DAKA International shares that have been validly tendered.

        As of close of business, New York City time, on Monday, July 14, 1997, approximately 10,625,681 shares of DAKA International common stock, representing approximately 95% of the shares then outstanding, had been validly tendered.

        For more information contact Ginger Smith, Director of Marketing and Communications, Compass Group, USA Division at (704) 329-4018 or Ron Morley, Compass Group PLC at (011) 44-193-257-3005.